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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated April 22, 2005
(Commission File No. 1-15024)

This Report on Form 6-K shall be incorporated by reference in our Registration Statements on Form F-3 as filed with the Commission on May 11, 2001 (File No. 333-60712) and on January 31, 2002 (File No. 333-81862) and our Registration Statements on Form S-8 as filed with the Commission on October 1, 2004 (File No. 333-119475) and on May 14, 2001 (File No. 333-13506), in each case to the extent not superseded by documents or reports subsequently filed by us under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended.

Novartis AG
(Name of Registrant)

Lichtstrasse 35
4056 Basel
Switzerland
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒    Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐    No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐    No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐    No: ☒

Enclosure:        Novartis AG Announces Results for the First Quarter of 2005

Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland
http://www.novartis.com
John Gilardi Novartis Global Media Relations +41 61 324 3018 (direct) +41 61 324 2200 (main) john.gilardi@novartis.com	Nehl Horton Novartis Global Media Relations + 41 61 324 5749 (direct) + 41 61 324 2200 (main) nehl.horton@novartis.com

MEDIA RELEASE • COMMUNIQUE AUX MEDIAS • MEDIENMITTEILUNG

Novartis continues to outpace the market, delivering strong first quarter 2005 sales and earnings growth

Key figures

First quarter

	Q1 2005		Q1 2004			% Change
	USD m	% of net sales	USD m		% of net sales	USD	lc

Net sales	7 341		6 639			11	7

Pharmaceuticals	4 789		4 310			11	8
Sandoz	803		719			12	7
Consumer Health	1 749		1 610			9	6
Operating income	1 680	22.9	1 454	(1)	21.9	16
Net income	1 477	20.1	1 270	(1)	19.1	16

Basic earnings per share/ADS	USD 0.63		USD 0.54	(1)		17

(1)    Pro forma basis

  •
  Group net sales rise 11% (+7% lc) based on strong sales growth in Pharmaceuticals and Sandoz generics

  •
  Pharmaceuticals, led by oncology and cardiovascular portfolios, delivers sales growth of 11% (+8% lc) in a challenging environment

  •
  Sandoz performs well as sales rise 12% (+7% lc), thanks to strong European performance; Hexal and Eon Labs integration plans on track

  •
  Consumer Health sales up 9% (+6% lc) as focus on key brands and new product launches underpin sales expansion

  •
  Operating income climbs 16%

  •
  Net income rises 16% and earnings per share increases 17% to USD 0.63
(1)
This quarterly report incorporates for the first time the adoption of new IFRS accounting standards that became effective on January 1, 2005, and other presentational changes. In order to provide a comparable basis, the 2004 pro forma statements reflect these changes as if they had been in effect already during 2004.

All product names appearing in italics are trademarks of Novartis Group Companies

Unless otherwise stated, growth rates are in USD and comments refer to first-quarter 2005 figures

Basel, April 21, 2005—Commenting on the first-quarter results published today, Dr. Daniel Vasella, Chairman and CEO of Novartis, said, "We are off to a strong start in 2005. In Pharmaceuticals, we once more gained market share, especially through the dynamic performance of our oncology portfolio. Our plans to integrate Hexal and Eon Labs making Sandoz the world leader in generics are on track, and will further strengthen our ability to fulfill customer needs with a broad health-care portfolio in the context of an aging population and rising health-care needs. We anticipate delivering a competitive performance in 2005 with record sales and, on a comparable basis, record earnings."

Net sales

Group net sales up 11% to USD 7.3 billion

Double-digit sales growth of 11% (+7% in local currencies, or lc) to USD 7.3 billion was driven by Pharmaceuticals, which once again gained market share, and Sandoz, which posted a solid performance. Volume increases accounted for seven percentage points of Group net sales growth. Currency benefits contributed four percentage points, while acquisitions added one percentage point. Net price decreases led to a decline of one percentage point. Pharmaceuticals provided 65% of total Group net sales, Sandoz 11% and Consumer Health 24%. Geographically, the US accounted for 38% of total Group net sales, Europe 39% and other regions for 23%.

Novartis increased its share of the global health-care market to 4.5% for the first two months of 2005, up from 4.4% in the same year-ago period, according to IMS Health.

Pharmaceuticals net sales rise 11% to USD 4.8 billion

The Pharmaceuticals Division, led by the performance of the key brands Diovan, Gleevec/Glivec, Femara, Lamisil and Zometa, reported a net sales increase of 11% (+8% lc). This is after deducting a one-time adjustment of USD 62 million to reflect the change in accounting for sales rebates in prior years in the US on inventory held by wholesalers and retailers. Excluding this one-time adjustment, net sales would have risen 13% (+10% lc).

Both Primary Care and Specialty Medicines, in particular the oncology and cardiovascular portfolios, contributed to the strong Pharmaceuticals performance. Sales growth was driven by volume expansion, contributing eight percentage points, while currency benefits added three percentage points. Primary Care (excluding Mature Products) reported a net sales increase of 13% (+10% lc). The Cardiovascular franchise improved 12% (+9% lc) despite increased competition. Net sales in Specialty Medicines, which includes activities in Oncology, Transplantation & Immunology, and Ophthalmics, rose 20% (+16% lc). Oncology delivered dynamic growth of 26% (+22% lc) based on leading performances of the "best-in-class" oncology drugs Gleevec/Glivec, Zometa and Femara.

First-quarter net sales in the US rose 5% to USD 1.8 billion after deducting the change in accounting, but were up 9% excluding the impact. In Europe, net sales rose 15% (+9% lc), while net sales advanced 19% (+16% lc) in Japan and 12% (+9% lc) in Latin America. Sales in the emerging growth markets climbed 17% (+11% lc).

Sandoz sales up 12% to USD 803 million

First-quarter sales were up 12% (+7% lc) to USD 803 million, helped by strong growth in Europe and the benefits of the Durascan and Sabex acquisitions made in 2004. The US generics business remained very competitive, but Anti-infectives delivered solid growth, benefiting from substantial volume increases. Overall, volumes contributed eight percentage points to growth. Currencies and acquisitions each contributed five percentage points, with continued pricing pressure resulting in a decline of six percentage points.

Consumer Health net sales up 9% to USD 1.7 billion

Net sales rose 9% (+6% lc) to USD 1.7 billion thanks to strong double-digit sales growth in Medical Nutrition and Animal Health as well as solid performances in CIBA Vision, OTC and Infant & Baby. Medical Nutrition continued to benefit from the Mead Johnson acquisition, while growth in Animal Health was driven by the continued strong performance of new products in the US and major European markets. CIBA Vision growth came from the US launch of O2OPTIX breathable contact lenses and continued success of Focus DAILIES lenses. OTC sales were supported by a strong cough/cold brands performance, which was partially offset by a shrinking smoking-cessation market in Europe. Infant & Baby continued to perform well in the US based on an innovative product strategy. Overall, increased volumes accounted for five percentage points of sales growth, currencies for three percentage points and acquisitions for one percentage point. There was no significant impact from price changes.

Operating income

First quarter

	Q1 2005		Q1 2004(1)
	USD m	% of net sales	USD m	% of net sales	Change in %

Pharmaceuticals	1 364	28.5	1 251	29.0	9
Sandoz	110	13.7	91	12.7	21
Consumer Health	286	16.4	265	16.5	8
Corporate income & expense, net	-80		-153

Total	1 680	22.9	1 454	21.9	16

(1)    Pro forma basis

Group operating income up 16% to USD 1.7 billion

Operating income advanced faster than sales, driven by the strong business performance across all three divisions, leading to a one percentage point improvement in the operating margin. A divestment gain of USD 135 million for the anti-hypertension product Cibacen in Europe also boosted the performance. Excluding the change in accounting for sales rebates in prior years in the US and gain from the Cibacen divestment, operating income would have grown 11%, in line with sales.

Pharmaceuticals operating income climbs 9% to USD 1.4 billion

Operating income expanded 9% to USD 1.4 billion in the first quarter. Cost of Goods Sold (COGS) increased 0.7 percentage points to 17.1% of sales, which was mainly affected by the weaker US dollar. Marketing & Sales expenses rose 14%, in particular for pre-launch and launch investments in products such as Enablex (incontinence), Femara (extended adjuvant breast cancer) and Aclasta (Paget's disease), which were partially offset by productivity gains. Research & Development expenses advanced faster than sales, rising 16% and accounting for 18.9% of sales following the ramp-up of late-stage clinical trials, in particular for LAF237 (diabetes) and SPP100 (hypertension) as well as investments in the Novartis Institute for BioMedical Research (NIBR) and one-time provisions for closing a research site in London. Other Income & Expense decreased 45%, mainly as a result of the divestments gains related to Cibacen. General & Administrative expenses rose slower than sales and accounted for 3.2% of sales.

Sandoz operating income rises 21% to USD 110 million

Operating income rose significantly, advancing 21% to USD 110 million. The strong business expansion was a key factor, which was supported by a decline in Marketing & Sales expenses as a percentage of sales due to cost containment measures. In addition, other Income & Expense in the first quarter benefited from one-time gains on the disposal of distributorship businesses in Eastern Europe, while General & Administrative expenses were negatively affected by costs associated with litigation. These developments more than offset an increase in Cost of Goods Sold (COGS) as a result of product mix changes, ongoing pricing pressure in certain markets and higher R&D spending in support of major initiatives, in particular in biopharmaceuticals.

Consumer Health operating income advances 8% to USD 286 million

Operating income increased 8%, in line with sales. Cost of Goods Sold, Research & Development and General & Administrative expenses were close to year-ago levels as a percentage of sales, while Marketing & Sales rose following new product launches, in particular the O2OPTIX launch by CIBA Vision.

Group net income rises 16% to USD 1.5 billion

Net income rose 16% to USD 1.5 billion in the first quarter from USD 1.3 billion (pro forma) in the year-ago period based on the strong business performance. As a percentage of net sales, net income rose to 20.1% from 19.1 % in the 2004 first quarter.

Group outlook (barring any unforeseen events)

Novartis reaffirms its 2005 outlook. Further gains in market share are expected to keep Novartis positioned as one of the fastest-growing pharmaceutical companies, delivering high single-digit net sales growth for the Group and Pharmaceuticals in local currencies.

Barring any unforeseen events, Group operating and net income should reach new record levels on a comparable basis.

Pharmaceutical business and key product highlights

(Note: All net sales percentage figures refer to first-quarter 2005 results)

Primary Care

Diovan (+17%; +14% lc; +10% US), the No. 1 angiotensin-receptor blocker (ARB) worldwide, maintained its share of this market segment in the US at 38%. Diovan remained one of the fastest-growing branded anti-hypertension medicines despite increased competition (IMS Health data as of March 2005). More than 200,000 patients have been enrolled in a Novartis-sponsored US hypertension awareness and education program since its inception, helping to support ongoing growth. Novartis remains in discussion with the US Food and Drug Administration (FDA) regarding an approvable letter granted in early 2005 for Diovan to treat and protect patients after suffering a heart attack, an indication already approved in 37 countries, including the UK, Sweden and Switzerland. European sales growth was strong with key performances in France, Italy and Germany, in particular from the Co-Diovan formulation.

In March 2005, Novartis received a letter from a generic company with notification of its Abbreviated New Drug Application (ANDA) to the FDA seeking to market a generic version of valsartan, the active ingredient in Diovan. In its ANDA, a so-called "505(j) application," the company submitted a Paragraph IV certification that its generic version did not infringe the claims of a patent expiring in 2017 covering the formulation of Diovan. However, the ANDA included no challenge (a so-called Paragraph III certification) against a compound patent expiring in 2012 covering the valsartan active ingredient. As a result, the generic company cannot market a product until at least 2012. Novartis has decided not to initiate patent litigation at this time against the generic company on its application. Novartis will continue to vigorously defend its intellectual property related to Diovan.

Lotrel (+4% US), the No. 1 US fixed combination treatment for hypertension, increased its market share in the first quarter, helped by data showing that more than 60% of patients in the US require two or more drugs to bring hypertension under control. Sales growth, however, was negatively affected by inventory de-stocking. Lotrel continues to be ranked as the No. 1 branded combination therapy, a position held since 2002. This product also benefited from the disease and education awareness initiatives in the US.

Lamisil (+13%; +11% lc; +9% US), the leading treatment worldwide for fungal nail infections, delivered a strong performance, driven by greater disease awareness in the US and robust-double digit growth in Europe, particularly in UK, France, Belgium and Holland.

Elidel (+34%; +32% lc; +30% US), a leading medicine for eczema, reported higher sales in the first quarter. Novartis is currently in product labeling discussions with the FDA after an FDA Advisory Committee in February recommended the inclusion of a "black box" warning for Elidel and Protopic® to warn the public of a theoretical risk of cancer. Novartis and independent experts do not agree that these actions are justified. Further, Novartis remains confident in the safety and efficacy of Elidel in its approved indications.

Zelnorm/Zelmac (+18%; +16% lc +17% US), a breakthrough therapy for irritable bowel syndrome (IBS) with constipation (IBS-C) and the first and only prescription medicine for chronic idiopathic constipation, delivered solid double-digit sales growth. Zelnorm has reached a 60% share of the IBS market in the US, where it is also the only branded treatment for chronic constipation, a condition that affects more than 20 million people. Novartis is launching a series of initiatives in 2005 to grow awareness about the benefits of Zelnorm for treating chronic constipation.

Specialty Medicines

Oncology

Gleevec/Glivec (+41%; +36% lc; +55% US), for all stages of Philadelphia-chromosome positive (Ph+) chronic myeloid leukemia (CML) and certain forms of gastro-intestinal stromal tumors (GIST), maintained a strong double-digit growth rate amid solid performances in the US as well as in key European markets. Growth drivers included further penetration of both the CML and GIST markets, in part through improved diagnosis and educational programs, and an increase in the average daily dose. More than 100 clinical trials are underway with Gleevec/Glivec, including Phase II trials in combination with hydroxyurea in glioblastoma multiforme (GBM), a type of brain tumor, and a Phase III NCI-sponsored study in the adjuvant GIST setting. The FDA has granted an expanded label in the US for CML that includes longer-term and molecular response data. The Glivec International Patient Assistance Program is now open in 74 countries, and the combined Gleevec/Glivec patient assistance programs are providing treatments to 10,800 patients worldwide who otherwise would not have access to this innovative therapy.

Zometa (+17%; +15% lc; +13% US), the leading intravenous bisphosphonate worldwide for bone metastases, delivered double-digit growth after achieving blockbuster status in 2004. Growth in 2005 is expected to moderate slightly given high penetration rates in breast cancer and myeloma as well as the continuing impact of US reimbursement reforms and increasing competition. At the same time, Zometa continues to make progress in increasing the use of intravenous (IV) bisphosphonates in the treatment of prostate and lung cancer patients, two of the most common forms of cancer.

Femara (+51%; +47% lc; +85% US) continued to grow at high double-digit rates in the first quarter, supported by robust clinical data supporting its position as a leading therapy for early and advanced breast cancer in postmenopausal women. Initial data from the BIG 1-98 study, presented in January, showed Femara provided a disease-free survival advantage over tamoxifen in the adjuvant treatment (post-surgery) of early breast cancer. The BIG 1-98 data will be featured at the upcoming American Society of Clinical Oncology meeting in May and forms the basis for US and EU submissions planned for the second quarter of 2005 for this indication. Femara was approved in the first quarter in Germany, France and seven other countries as the only hormone therapy given after standard tamoxifen treatment for postmenopausal women with early breast cancer, an indication now approved in more than 75 countries, including the US. This approval was based on the landmark MA-17 study, which showed Femara significantly increases a woman's chance of staying cancer-free following five years of adjuvant tamoxifen therapy.

Sandostatin (+11%; +7% lc; +7% US), a leading treatment for patients with the hormone condition acromegaly and also for symptoms of gastro-entero-pancreatic neuroendocrine tumors, maintained recent growth rates thanks to a double-digit expansion for the patient-friendly, long-acting LAR version, which accounted for approximately 70% of global sales. A generic competitor received US approval in March to market a subcutaneous version of Sandostatin. The LAR formulation provides significant advantages for patients in terms of comfort and convenience since it is administered once-monthly compared to an average 90 injections per month for the generic formulation.

Ophthalmics

The ongoing strong performance from Visudyne (+23%; +19% lc; +13% US) in the US and Europe supported net sales growth of 23% (+19% lc) for the business unit despite the launch in early 2005 of a competing product in the US for the treatment of "wet" AMD (age-related macular degeneration), a leading cause of blindness.

Transplantation

Sales for the business unit declined 6% (-9% lc) as the Neoral/Sandimmun franchise (-10%; -13% lc; -18% US) was primarily affected by erosion from generic competition in the US and other markets. Myfortic, an immunosuppressant used in kidney transplantation, continued to gain market share globally, with regional launches occurring during the first quarter in France, Canada and Spain. Certican, a proliferation signal inhibitor designed to reduce the risk for chronic allograft failure, was launched in Spain in the first quarter and received positive recommendations for approval in Australia, South Africa and Israel, continuing the momentum of world-wide approvals.

Product and regulatory update

Novartis has an attractive pipeline, which includes several projects that have the potential to become a new standard of care and the first to market in their respective classes. A number of projects are currently awaiting regulatory approval or planned to be submitted in 2005:

  •
  Exjade (deferasirox), a once-daily oral iron chelator, is expected to be submitted for US and EU approval with Orphan Drug Status in the second quarter of 2005. Formerly known as ICL670, Exjade is used to treat iron overload, a cumulative, potentially life-threatening condition associated with blood transfusions.

  •
  The FDA issued an "approvable" letter for Aclasta (zoledronic acid 5 mg solution for infusion) for the treatment of Paget's disease of the bone in March 2005. Novartis will be working closely with the FDA with regard to the information needed to obtain final approval. Aclasta is also being developed as a once-yearly treatment for osteoporosis and other metabolic bone disorders.

  •
  Xolair is under review by European regulatory authorities. This novel agent, already approved in the US, offers a breakthrough in treating asthma, particularly as a unique add-on therapy for adults and adolescents with severe persistent asthma who remain inadequately controlled with conventional medicines. Xolair is being developed in collaboration with Genentech and Tanox.

New clinical data from a number of development compounds are planned to be presented during the second quarter, including the following:

  •
  Six-month data for FTY720 in the treatment of multiple sclerosis will be presented for the first time at the European Neurological Society Congress in Vienna on June 21. Data from the Phase II study showed a significant reduction in the relapse rate and in the number of brain lesions detected by MRI scan as well as a longer time to first relapse. The vast majority of patients are continuing in the extension phase. Novartis intends to start the Phase III clinical study program for MS in mid-2005. The ongoing Phase III study program of FTY720 for the prevention of acute rejection in kidney transplantation is proceeding as planned.

  •
  PTK/ZK (vatalanib) data from the CONFIRM1 trial in metastatic colorectal cancer has been accepted as a late-breaking abstract at the American Society of Clinical Oncology meeting in May. In March, Novartis and Schering AG announced positive drug effects in metastatic colorectal cancer based on initial Phase III results from the CONFIRM1 trial. A pre-planned analysis of progression-free survival as assessed by investigators achieved statistical significance, while the analysis of the primary endpoint as assessed by central radiology review did not achieve statistical significance. The independent data monitoring board recommended that the CONFIRM1 trial continue to allow analysis of overall survival, with data expected in the second half of 2006. An interim analysis from another Phase III trial, CONFIRM2, is planned for the second half of 2005, with final overall survival data expected in mid-2006. As announced in March, PTK/ZK is now planned to be submitted for regulatory approval in 2007.

  •
  The 12-month data for Lucentis™ (ranibizumab) from the Phase III MARINA study in patients with minimally classic or occult AMD (age-related macular degeneration is expected in the second quarter of 2005. Novartis and partner Genentech anticipate 12-month results from another Phase III study (ANCHOR) in patients with predominantly classic AMD in the fourth quarter of 2005.

  •
  Phase III data for LAF237 (vildagliptin) as a monotherapy and in combination with other anti-diabetic agents is expected at the end of 2005, while additional data on SPP100 (aliskiren) in the treatment of hypertension is expected to be available in the third quarter of 2005.

Novartis has more than 70 projects in clinical development, of which more than 40 are new molecular entities. Internal discovery efforts are complemented with in-licensing activities, which included two new agreements signed so far in 2005:

  •
  AD 237 is an inhaled long-acting antimuscarinic agent currently in Phase II for the treatment of chronic obstructive pulmonary disease (COPD) that is being developed with Vectura Group plc and Arakis Ltd. Novartis will be responsible for developing AD 237 both as a monotherapy and in combination with QAB149, its once-daily, long-acting beta2 agonist currently in Phase II development. Studies have demonstrated that it is well-tolerated, and effective over 24 hours after a single dose. The Novartis late-stage pipeline now contains two promising bronchodilator drugs for the treatment of COPD, the world's fourth largest cause of death and a condition caused primarily by smoking.

  •
  Rebamipide has recently been in-licensed from Otsuka Pharmaceutical Company, Ltd. as a treatment for dry eye. Currently in two Phase III trials, Novartis has obtained an exclusive license to sub-license rebamipide globally, excluding Japan and selected Asian countries.

Hexal and Eon Labs: Integration planning on track

Integration planning is well underway to create the world leader in the generic drug industry by bringing Sandoz together with Hexal AG, the privately-held No. 2 generics company in Germany, and Eon Labs, Inc., a fast-growing US generics company that has a strategic partnership with Hexal.

Novartis announced in February the strategic acquisitions of these two leading generic drug companies, which will combine Sandoz's global geographic presence and expertise in anti-infectives, Hexal's leadership in Germany and strong track record of successful product development, and Eon Labs' strong position in the US for "difficult-to-make" generics. After the closing of both transactions, which is expected in the second half of 2005, Sandoz will be the global leader in generics with combined pro forma 2004 sales of USD 5.1 billion, a portfolio of over 600 active ingredients in more than 5,000 dosage forms and more than 20,000 employees.

Submissions for regulatory approval have been made in the United States and the European Union. The tender process to acquire the publicly-held shares of Eon Labs is planned to happen in coordination with the regulatory process. These transactions are expected to close before the end of 2005.

Corporate

  Corporate income & expense, net

Net corporate expenses amounted to USD 80 million in the first quarter compared to an expense of USD 153 million in 2004, mainly as a result of an increase in certain legal and indirect tax accruals in the prior-year period.

  Financial income, net

Net financial income amounted to USD 45 million compared with USD 28 million in the 2004 first quarter. Currency gains accounted for the significant part of the increase. Despite the low-yield environment, the overall return on net liquidity was 2.4% versus 1.8% the same period in 2004.

  Result from associated companies

Associated companies resulted in an overall income of USD 33 million. The Group's 42% investment in Chiron Corporation contributed a loss of USD 3 million compared with income of USD 11 million in the prior-year period. The investment in Roche resulted in income of USD 35 million. This amount consists of an estimated USD 65 million as being the Novartis share of Roche's net income for the 2005 first quarter, including a positive adjustment for Roche's actual 2004 results of USD 2 million. This was offset by charges of USD 30 million related to amortization of intangible assets.

  Strong balance sheet

Novartis debt continues to be rated by Standard & Poor's and Moody's as AAA and Aaa for long-term maturities and A1+ and P1 for short-term debt, respectively, making the Group one of the few non-financial companies worldwide to have attained the highest rating from these two benchmark rating agencies.

The Group's equity fell by USD 1.8 billion in the first quarter to USD 29.5 billion at March 31, 2005, as a result of the USD 2.1 billion dividend payment, a total of USD 0.5 billion in purchases of treasury shares and USD 0.7 billion of translation losses. This more than offset first quarter net income of USD 1.5 billion. The debt/equity ratio at the end of the first quarter was 0.21:1 compared to 0.22:1 as of December 31, 2004.

Novartis continued its share repurchase program in the first quarter via a second trading line on the SWX Swiss Exchange. Since the start of the fourth program in August 2004, a total of 25.2 million shares have been repurchased for USD 1.2 billion. This included 10 million shares repurchased in the first quarter for USD 0.5 billion. Shareholders approved a resolution at the Annual General Meeting on March 1, 2005, to retire 38.0 million shares bought through the repurchase programs via the second trading line until the end of 2004.

  Cash flow

Cash flow from operating activities rose by USD 918 million (+88%) to USD 2.0 billion, mainly the result of a change of USD 551 million in net working capital. This was principally due to a timing difference on the payment of withholding tax on the dividend, which will be paid in the second quarter of 2005 compared to a similar payment in the 2004 first quarter.

  Disclaimer

This release contains certain forward-looking statements relating to the Group's business, which can be identified by the use of forward-looking terminology such as "will", "anticipate", "outlook", "expect", "pipeline", "potential", "planned", "will be", "intends to", or similar expressions, or by express or implied discussions regarding potential future sales of new or existing products, potential new products or potential new indications for existing products, or by other discussions of strategy, plans or intentions. Such statements reflect the current views of the Group with respect to future events and are subject to certain risks, uncertainties and assumptions. There can be no guarantee that any products will reach any particular sales levels, or that any new products will be approved for sale in any market, or that any new indications will be approved for existing products in any market. In particular, management's expectations could be affected by, among other things, new clinical data; unexpected clinical trial results; unexpected regulatory actions or delays or government regulation generally; the Group's ability to obtain or maintain patent or other proprietary intellectual property protection; competition in general; government, industry, and general public pricing pressures and other risks and factors referred to in the Group's current Form 20-F on file with the US Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

  About Novartis

Novartis AG (NYSE: NVS) is a world leader in pharmaceuticals and consumer health. In 2004, the Group's businesses achieved sales of USD 28.2 billion and pro forma net income of USD 5.6 billion. The Group invested approximately USD 4.2 billion in R&D. Headquartered in Basel, Switzerland, Novartis Group companies employ about 81,400 people and operate in over 140 countries around the world.

For further information please consult http://www.novartis.com.

Further Important Dates

July 14, 2005	First half and second quarter results
October 18, 2005	Nine-month and third quarter results

Contacts

Media:	Investors:
+41 61 324 2200 (Nehl Horton or John Gilardi—Basel)	+41 61 324 7944 (Karen Huebscher—Basel)
+1 212 830 2457 (Sheldon Jones—US)	+1 212 830 2433 (Ronen Tamir—US)

Consolidated income statements (unaudited)

First quarter

		Pro forma Q1 2004(1) USD m	Change		Restated historical Q1 2004(2) USD m
	Q1 2005 USD m		USD m	%

Total net sales	7 341	6 639	702	11	6 639
Other revenues	73	27	46	170	27
Cost of Goods Sold	-1 926	-1 689	-237	14	-1 689
Of which amortization and impairments of product and patent rights and trademarks	-74	-69	-5	7	-69

Gross profit	5 488	4 977	511	10	4 977
Marketing & Sales	-2 319	-2 060	-259	13	-2 060
Research & Development	-1 087	-938	-149	16	-938
General & Administration	-401	-355	-46	13	-355
Other income & expense	-1	-170	169		-185

Operating income	1 680	1 454	226	16	1 439
Result from associated companies	33	42	-9	-21	14
Financial income, net	45	28	17	61	28

Income before taxes	1 758	1 524	234	15	1 481
Taxes	-281	-254	-27	11	-248

Net income	1 477	1 270	207	16	1 233

Attributable to:

Equity holders of the parent	1 481	1 274	207	16	1 237

Minority interests	-4	-4	0		-4

Average number of shares outstanding (million)	2 332.1	2 371.1			2 371.1

Basic earnings per share (USD)(3)	0.63	0.54	0.09	17	0.52

Diluted earnings per share (USD)(3)	0.63	0.54	0.09	17	0.52

(1)
Pro forma basis (As part of the IFRS restatement communication, please find further information on the reconciliation of the pro forma 2004 figures to the 2004 actual figures reported in the Investor Relations website at www.novartis.com)

(2)
Restated historical basis (see notes to the interim financial statements for further information)

(3)
Earnings per share (EPS) is calculated on the amount of net income attributable to the equity holders of the parent

Condensed consolidated balance sheets (unaudited)

	March 31, 2005 USD m	Dec 31, 2004'(1) USD m	March 31, 2004'(1) USD m

Assets
Total long-term assets	27 383	28 568	26 526

Current assets
Inventories	3 470	3 558	3 424
Trade accounts receivable	4 858	4 851	4 326
Other current assets	1 653	1 619	1 378
Cash, short-term deposits and marketable securities	12 282	13 892	11 443

Total current assets	22 263	23 920	20 571

Total assets	49 646	52 488	47 097

Equity and liabilities
Total equity	29 462	31 305	27 767

Long-term liabilities
Financial debts	2 592	2 736	3 145
Other long-term liabilities	6 270	6 494	6 155
Total long-term liabilities	8 862	9 230	9 300
Short-term liabilities
Trade accounts payable	1 843	2 020	1 597
Financial debts and derivatives	3 455	4 119	3 399
Other short-term liabilities	6 024	5 814	5 034
Total short-term liabilities	11 322	11 953	10 030

Total liabilities	20 184	21 183	19 330

Total equity and liabilities	49 646	52 488	47 097

(1)
Restated historical basis (see notes to the interim financial statements for further information)

Condensed consolidated changes in equity (unaudited)

First quarter

	Q1 2005 USD m	Q1 2004(1) USD m	Change USD m

Consolidated equity at January 1(1)	31 305	29 117	2 188

Net income	1 477	1 233	244
Actuarial gains/losses	-65	-262	197
Translation effects	-736	-237	-499
Movement in comprehensive income	676	734	-58
Dividends	-2 107	-1 896	-211
Purchase of treasury shares, net	-527	-306	-221
Share-based compensation	111	56	55
Changes in minorities	-9	-6	-3
Other	13	68	-55
Total other equity movements	-2 519	-2 084	-435

Consolidated equity at March 31	29 462	27 767	1 695

(1)
Restated historical basis (see notes to the interim financial statements for further information)

Condensed consolidated cash flow statements (unaudited)

First quarter

	Q1 2005 USD m	Pro forma Q1 2004(1) USD m	Change USD m	Restated historical Q1 2004(2) USD m

Net income	1 477	1 270	207	1 233
Reversal of non-cash items
Taxes	281	254	27	248
Depreciation, amortization and impairments	285	286	-1	309
Net financial income	-45	-28	-17	-28
Other	-98	-13	-85	2

Net income adjusted for non-cash items	1 900	1 769	131	1 764
Interest and other financial receipts	218	97	121	97
Interest and other financial payments	-41	-29	-12	-29
Taxes paid	-329	-388	59	-388

Cash flow before working capital and provision changes	1 748	1 449	299	1 444
Restructuring payments and other cash payments out of provisions	-100	-41	-59	-41
Change in net current assets and other operating cash flow items	309	-369	678	-364

Cash flow from operating activities	1 957	1 039	918	1 039

Investments in property, plant & equipment	-222	-259	37	-259
Decrease/increase in marketable securities, intangible and financial assets	2 625	-990	3 615	-990

Cash flow used for investing activities	2 403	-1 249	3 652	-1 249

Cash flow used for financing activities	-3 116	-2 169	-947	-2 169

Translation effect on cash and cash equivalents	-38	-19	-19	-19

Change in cash and cash equivalents	1 206	-2 398	3 604	-2 398
Cash and cash equivalents at January 1	6 083	5 646	437	5 646

Cash and cash equivalents at March 31	7 289	3 248	4 041	3 248

(1)
Pro forma basis

(2)
Restated historical basis (see notes to the interim financial statements for further information)

Net sales by Division

First quarter (unaudited)

	Q1 2005 USD m	Q1 2004 USD m	% Change
			USD	lc

Pharmaceuticals	4 789	4 310	11	8

Sandoz	803	719	12	7

Consumer Health	1 749	1 610	9	6

Total	7 341	6 639	11	7

Operating income by Division

First quarter (unaudited)

			Pro forma Q1 2004(1)
	Q1 2005					Restated historical Q1 2004(2) USD m
		% of sales		% of sales	Change
	USD m		USD m		in %

Pharmaceuticals	1 364	28.5	1 251	29.0	9	1 246

Sandoz	110	13.7	91	12.7	21	85

Consumer Health	286	16.4	265	16.5	8	253

Corporate income & expense, net	-80		-153			-145

Total	1 680	22.9	1 454	21.9	16	1 439

(1)
Pro forma basis

(2)
Restated historical basis (see notes to the interim financial statements for further information)

Consolidated income statements—Divisional segmentation

First quarter (unaudited)

	Pharmaceuticals Division		Sandoz Division		Consumer Health Division		Corporate		Total
	Q1 2005 USD m	Q1 2004(1) USD m	Q1 2005 USD m	Q1 2004(1) USD m	Q1 2005 USD m	Q1 2004(1) USD m	Q1 2005 USD m	Q1 2004(1) USD m	Q1 2005 USD m	Q1 2004(1) USD m
Net sales to third parties	4 789	4 310	803	719	1 749	1 610			7 341	6 639
Sales to other Divisions	31	36	53	18	7	6	-91	-60

Sales of Divisions	4 820	4 346	856	737	1 756	1 616	-91	-60	7 341	6 639
Other revenues	59	24	3	1	11	2			73	27
Cost of Goods Sold	-820	-705	-507	-417	-688	-635	89	68	-1 926	-1 689

Of which amortization and impairments of product and patent rights and trademarks	-43	-39	-18	-16	-13	-14			-74	-69

Gross profit	4 059	3 665	352	321	1 079	983	-2	8	5 488	4 977
Marketing & Sales	-1 577	-1 384	-134	-127	-608	-549			-2 319	-2 060
Research & Development	-905	-781	-76	-59	-69	-62	-37	-36	-1 087	-938
General & Administration	-154	-141	-55	-43	-103	-94	-89	-77	-401	-355
Other income & expense	-59	-108	23	-1	-13	-13	48	-48	-1	-170

Operating income	1 364	1 251	110	91	286	265	-80	-153	1 680	1 454
Result from associated companies									33	42
Financial income, net									45	28

Income before taxes									1 758	1 524
Taxes									-281	-254

Net income									1 477	1 270

(1)
Pro forma basis

Notes to the interim financial report for the first three months ended March 31, 2005 (unaudited)

1. Basis of preparation

This unaudited financial report has been prepared in accordance with the accounting policies set out in International Accounting Standard 34 on Interim Financial Reporting and in the 2004 Annual Report, except that the Group has adopted the following new IFRS rules or made other improvements to its financial statements presentation from January 1, 2005:

  IFRS 2 (Share-based compensation)

  IFRS 2 requires the fair value of any equity instruments granted to employees to be recognized as an expense. Up to December 31, 2004, the approximate fair value of these equity instruments has been charged to the business operations in the Divisional segment reporting but has been offset by a matching income in Corporate Other income & expense. Therefore, no operating income charge was ultimately recognized in the Group's consolidated financial statements. From January 1, 2005, Novartis calculates fair value of the granted options using the trinomial valuation method, which is a variant of the lattice binomial approach. The amounts for options and other share-based compensation are charged to income over the relevant vesting periods, adjusted to reflect actual and expected levels of vesting. As permitted by IFRS 2, Novartis has restated its prior-year audited historical consolidated financial statements to reflect the cost of grants awarded only since the effective date of IFRS 2 on November 7, 2002, whereas the pro forma calculation includes prior grants. These grants have been tax-effected using our current best estimates, which may require adjustment during 2005.

  IFRS 3 (Business combinations)

  Under IFRS 3, with effect from January 1, 2005, all goodwill is considered to have an indefinite life and is not amortized, but is subject to annual impairment testing. This requirement applies to goodwill separately presented in the Group's balance sheet and to goodwill that is embedded in the equity accounting for associated companies. This new accounting policy was also applied in 2004 for transactions consummated after March 31, 2004.

  IAS 1 (Associated companies, minority interests)

  IAS 1 (revised) requires minority interests to be included in the Group's equity in the consolidated balance sheet instead of as a separate category in the balance sheet and that is it no longer deducted in arriving at the Group's net income. IAS 1 (revised) also requires that the tax related to the result of associated companies is not included in the Group's tax expense. From January 1, 2005, the Group's share in the results of its associated companies is included in one income statement line and is calculated after deduction of their respective taxes and minority interests.

  IAS 38 (Intangibles)

  Under IAS 38 (revised), Novartis is required to adopt changes to accounting for intangible assets. The following are the principal accounting policy changes:

  •
  A value needs to be allocated to In-Process Research & Development (IPR&D) as part of the process of allocating the purchase price in a new business combination. This amount needs to be recorded separately from goodwill and must be assessed for impairment on an annual basis. Once a project included in IPR&D has been successfully developed and is available for use, it needs to be amortized over its useful life. Previously, IPR&D was included under goodwill for IFRS purposes and amortized. As required by the transitional rules, IPR&D has already been separately capitalized and not amortized for IFRS purposes for all acquisitions after March 31, 2004.

  •
  Acquired R&D assets, such as those related to up-front and milestone payments, also need to be capitalized as intangible assets, even if uncertainties as to whether the R&D will ultimately be successful in producing a saleable product exist. Previously, R&D intangible assets were only recognized if they were acquired after receiving regulatory approval, including that from the US Food and Drug Administration (FDA).

  IAS 19 (Employee post-employment benefits)

  Novartis has decided to adopt a new option under IAS 19. Under this option, the actuarial gains/losses from valuing the assets and liabilities of defined benefit plans at fair value at the balance sheet date are immediately adjusted in the balance sheet with a corresponding movement in equity. The prior policy of amortization into the income statement actuarial gains/losses in excess of the "corridor" (the higher of 10% of plan assets or liabilities) is no longer required.

  SIC-12 (Employee post-employment benefits)

  Changes to the Standing Interpretations Committee SIC-12 came into force on January 1, 2005, which require the consolidation of equity compensation plans. Prior to this change, there was no requirement under IFRS to consolidate these plans.

In addition, the Group has introduced the following changes:

  •
  Total COGS (Cost of Goods Sold) now includes royalty expenses relating to products sold as well as amortization and impairment of acquired product rights, patents and trademarks

  •
  Separate presentation of Other Revenues—mainly royalty income and income from profit-sharing arrangements

NOTE:    The above-mentioned changes to goodwill amortization, capitalization of R&D intangibles and share-based compensation prior to November 7, 2002, are not required to be included retroactively in the historical consolidated financial statements. In order to assist our investors and analysts in their understanding of our results by having comparable information, we have also produced pro forma 2004 income and cash flow statements that include all of these adjustments.

2. Changes in the scope of consolidation and other significant transactions

The following significant transactions were made during the three months to March 31, 2005, and in 2004:

2005

Sandoz

On February 21, Novartis announced that it was acquiring two generics companies in a series of transactions with an anticipated total purchase price of approximately USD 8.3 billion. Novartis signed definitive agreements to acquire 100% of Hexal AG and a 67.7% stake (65.4% fully diluted) in Eon Labs, Inc. (NASDAQ: ELAB) for a total of EUR 5.65 billion in cash. In addition, pursuant to a merger agreement unanimously approved by the Eon Board of Directors and the Special Committee of independent directors of the Eon Board, Novartis will launch a tender offer to acquire the remaining 31.9 million fully diluted shares (34.6%) in Eon Labs for USD 31.00 per share, totaling approximately USD 1 billion. Both transactions, which are subject to regulatory approvals in a number of countries (including the US and Europe), are expected to close before the end of 2005.

2004

Sandoz

On June 30, Novartis acquired 100% of the shares of the Danish generics company Durascan A/S from AstraZeneca. Goodwill of USD 23 million has been recorded on this transaction.

On August 13, Novartis completed the acquisition of 100% of the shares of Sabex Inc., a Canadian generic manufacturer with a leading position in generic injectables, for USD 565 million in cash. Based on a preliminary estimate, goodwill of USD 329 million has been recorded on this transaction.

Medical Nutrition

On February 13, Novartis completed the acquisition of Mead Johnson & Company's global adult medical nutrition business for USD 385 million in cash. These activities are included in the consolidated financial statements from that date with USD 220 million of net sales and a USD 31 million operating loss being recorded in 2004. Goodwill of USD 183 million has been recorded on this transaction.

3. Principal currency translation rates

	Average rates Q1 2005 USD	Average rates Q1 2004 USD	Period-end rates March 31, 2005 USD	Period-end rates March 31, 2004 USD

1 CHF	0.847	0.797	0.835	0.785
1 EUR	1.312	1.250	1.293	1.226
1 GBP	1.891	1.838	1.877	1.837
100 JPY	0.957	0.931	0.933	0.960

4. Condensed consolidated change in liquidity (unaudited)

First quarter

	Q1 2005 USD m	Q1 2004(1) USD m	Change USD m

Change in cash and cash equivalents	1 206	-2 398	3 604
Change in marketable securities, financial debt and financial derivatives	-2 008	646	-2 654

Change in net liquidity	-802	-1 752	950
Net liquidity at January 1(1)	7 037	6 651	386

Net liquidity at March 31	6 235	4 899	1 336

(1)    Restated historical basis (see notes to the interim financial statements for further information)

5. Significant differences between IFRS and US Generally Accepted Accounting Principles (US GAAP) (unaudited)

The Group's consolidated financial statements have been prepared in accordance with IFRS, which, as applied by the Group, differs in certain significant respects from US GAAP. The effects of the application of US GAAP to net income and equity are set out in the tables below.

The adjustments have been explained in note 32 of the Novartis 2004 annual report. Adoption of new IFRS and US GAAP standards from January 1, 2005, have led to the following additional adjustments being recorded:

  Pension and other post-employment benefits

  Under the Group's adoption of new IFRS guidelines, actuarial gains and losses arising from changes in the fair value of assets and liabilities in the Group's pension and post-employment defined benefit plans are recognized immediately in equity. Under US GAAP, these differences are recognized immediately in the income statement only when they exceed specified levels.

  Research & Development

  IFRS requires capitalization of acquired R&D and in-process R&D, which, under certain circumstances, require expensing under US GAAP.

  Inventory

  The Group changed its external US GAAP reporting of inventories held by certain subsidiaries from the Last-In-First-Out ("LIFO") method to the First-In-First-Out ("FIFO") method. This change has been applied by restating prior years' US GAAP equity.

  Share-based compensation

  The Group has elected to adopt FAS 123(revised) on Share-Based Payment from January 1, 2005, with retroactive application as far as permitted by the standard. However, not all amounts can be retroactively restated and there are differences in the transitional rules, which results in a new difference in the income statement between IFRS and US GAAP.

  Minority interests

  In contrast to US GAAP, minority interests are not included in the determination of IFRS net income.

	Q1 2005 USD m	Q1 2004(1) USD m

Net income under IFRS	1 477	1 233
US GAAP adjustments:
Purchase accounting: Ciba-Geigy	-217	-91
Purchase accounting: Other acquisitions	-2	42
Purchase accounting: IFRS goodwill amortization		45
IFRS amortization of In-Process R&D included in goodwill		50
Available-for-sale securities and financial instruments	119	33
Pension and other post-employment benefits	-46	-17
Share-based compensation	-35	-65
IFRS Research & Development capitalization	-22
Minority interests	4	4
Other	7	3
Deferred tax	-60	2

Net income under US GAAP	1 225	1 239

Basic earnings per share under US GAAP (USD)	0.53	0.52

Diluted earnings per share under US GAAP (USD)	0.52	0.52

(1)    Restated historical basis (see notes to the interim financial statements for further information)

	March 31, 2005 USD m	March 31, 2004(1) USD m

Equity under IFRS	29 462	27 767
US GAAP adjustments:
Purchase accounting: Ciba-Geigy	2 226	2 565
Purchase accounting: Other acquisitions	2 801	2 850
Purchase accounting: IFRS goodwill amortization	554	382
Available-for-sale securities and derivative financial instruments	-67
Pension and other post-employment benefits	3 277	2 486
In-Process Research & Development included in goodwill	-1 455	-1 272
Minority interests	-124	-80
Other	131	-217
Deferred tax	-1 132	-1 105

Equity under US GAAP	35 673	33 376

(1)    Restated historical basis (see notes to the interim financial statements for further information)

Supplementary information (unaudited)

Free cash flow

First quarter

	Q1 2005 USD m	Q1 2004(1) USD m	Change USD m

Cash flow from operating activities	1 957	1 039	918
Purchase of property, plant & equipment	-222	-259	37
Purchase of intangible and financial assets	-265	-227	-38
Sale of intangible and financial assets	368	228	140
Dividends paid to third parties	-2 107	-1 896	-211

Free cash flow	-269	-1 115	846

(1)    Pro forma basis

Share information

	March 31, 2005	March 31, 2004

Number of shares outstanding (million)	2 329.5	2 367.6(1)
Registered share price (CHF)	55.80	53.80
ADS price (USD)	46.78	42.60
Market capitalization (USD billion)	108.5	100.0(1)
Market capitalization (CHF billion)	130.0	127.4(1)

(1)    Restated historical basis

Supplementary tables: Q1 2005—Net sales of top twenty pharmaceutical products (unaudited)

		US		Rest of world		Total	% change
Brands	Therapeutic area	USD m	% change in local currencies	USD m	% change in local currencies	USD m	in USD	in local currencies

Diovan/Co-Diovan	Hypertension	358	10	487	17	845	17	14
Gleevec/Glivec	Chronic myeloid leukemia	117	55	379	30	496	41	36
Zometa	Cancer complications	167	13	129	18	296	17	15
Lamisil (group)	Fungal infections	115	9	134	12	249	13	11
Neoral/Sandimmun	Transplantation	38	-18	188	-12	226	-10	-13
Lotrel	Hypertension	231	4			231	4	4
Sandostatin (group)	Acromegaly	93	7	128	8	221	11	7
Lescol	Cholesterol reduction	48	-26	124	6	172	-1	-5
Voltaren (group)	Inflammation/pain	2	-14	159	7	161	10	7
Trileptal	Epilepsy	115	19	37	20	152	21	19

Top ten products total		1 284	10	1 765	13	3 049	14	12
Visudyne	Macular degeneration	51	13	73	24	124	23	19
Femara	Breast cancer	54	85	64	25	118	51	47
Exelon	Alzheimer's disease	48	-3	69	15	117	10	7
Elidel	Eczema	81	30	25	37	106	34	32
Tegretol (incl. CR/XR)	Epilepsy	25	1	72	1	97	4	1
Foradil	Asthma	5	92	87	6	92	16	9
Miacalcic	Osteoporosis	58	14	34	-8	92	7	5
Zelnorm/Zelmac	Irritable bowel syndrome	68	17	12	11	80	18	16
Comtan Group	Parkinson's Disease	30	23	32	58	62	41	39
Leponex/Clozaril	Schizophrenia	14	7	47	-29	61	-22	-25

Top twenty products total		1 718	12	2 280	12	3 998	15	12
Rest of portfolio		166	-17	687	4	853	3	-1

Total Division sales excluding accounting adjustment		1 884	9	2 967	10	4 851	13	10
Prior-years' US sales rebate accounting adjustment		-62				-62

Total Division net sales		1 822	5	2 967	10	4 789	11	8

First Quarter Pharmaceutical Division therapeutic area net sales (unaudited)

	Q1 2005 USD m	Q1 2004 USD m	Change USD (%)

Cardiovascular
Strategic franchise products
Diovan	845	722	17
Lotrel	231	221	4
Lescol	172	174	-1
Other	31	23	35

Total strategic franchise products	1 279	1 140	12
Mature products	188	236	-20

Total Cardiovascular products	1 467	1 376	7

Oncology
Strategic franchise products
Gleevec/Glivec	496	352	41
Zometa	296	252	17
Sandostatin	221	200	11
Femara	118	78	51
Other	71	70	1

Total Oncology products	1 202	952	26

Neuroscience
Strategic franchise products
Trileptal	152	126	21
Exelon	117	106	10
Tegretol	97	93	4
Other	172	160	8

Total strategic franchise products	538	485	11
Mature products	129	125	3

Total Neuroscience products	667	610	9

Respiratory & Dermatology
Strategic franchise products
Lamisil	249	220	13
Elidel	106	79	34
Foradil	92	79	16
Other	14	12	17

Total strategic franchise products	461	390	18
Mature products	49	39	26

Total Respiratory & Dermatology products	510	429	19

Arthritis/Bone/Gastrointestinal/Hormonal/ Infectious diseases/other (ABGHI)
Strategic franchise products
Zelnorm/Zelmac	80	68	18
Other	72	62	16

Total strategic franchise products	152	130	17
Mature products	379	361	5

Total ABGHI products	531	491	8

Transplantation
Neoral/Sandimmun	226	251	-10
Other	28	18	56

Total Transplantation products	254	269	-6

Ophthalmics
Visudyne	124	101	23
Other	96	77	25

Total Ophthalmics products	220	178	24

Total strategic franchise products	4 106	3 544	16
Total mature products	745	761	-2
Prior-years' US sales rebate accounting adjustment	-62	5

Total Division net sales	4 789	4 310	11

Net sales by region (unaudited)

First quarter

			% change
	Q1 2005 USD m	Q1 2004 USD m	USD	local currencies	Q1 2005 % of total	Q1 2004 % of total

Pharmaceuticals
US	1 822	1 733	5	5	38	40
Rest of world	2 967	2 577	15	10	62	60

Total	4 789	4 310	11	8	100	100

Sandoz
US	251	226	11	10	31	31
Rest of world	552	493	12	6	69	69

Total	803	719	12	7	100	100

Consumer Health
US	744	676	10	10	43	42
Rest of world	1 005	934	8	3	57	58

Total	1 749	1 610	9	6	100	100

Group
US	2 817	2 635	7	7	38	40
Rest of world	4 524	4 004	13	8	62	60

Total	7 341	6 639	11	7	100	100

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Novartis AG has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOVARTIS AG
Date: April 22, 2005	By:	/s/ MALCOLM CHEETHAM
	Name:	Malcolm Cheetham
	Title:	Head Group Financial Reporting and Accounting

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SIGNATURES